UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         AUXILIUM PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   05334D 10 7
                                 (CUSIP Number)

                                  Ivy B. Dodes
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 27, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

USIP No. 090676 10 7                  13D

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                           7    SOLE VOTING POWER

                                See Item 5.

    NUMBER OF SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                See Item 5.
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                See Item 5.

                           10   SHARED DISPOSITIVE POWER

                                See Item 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5.

   14   TYPE OF REPORTING PERSON*

        BK, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
                  -------------------

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value (the "Shares"), of Auxilium Pharmaceuticals Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 160 West Germantown Pike, Norristown, PA 19401.


Item 2.           Identity and Background.
                  -----------------------

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

          The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

          CSFBI owns all of the voting stock of Credit Suisse First Boston
(USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

          CSG is a global financial services company with three distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse business unit (the "Credit Suisse business unit") and the Winterthur business unit (the "Winterthur business unit"). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

          CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own the Shares of the Company to which this Statement relates, and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

          Sprout Capital IX, L.P. ("Sprout IX"), and Sprout Entrepreneurs Fund, L.P. ("SEF") are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation ("DLJCC"), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the general partner of SEF and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of SEF and Sprout IX. DLJ Associates IX, L.P. ("Associates IX"), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. ("DLJCA IX"), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX and SEF is Eleven Madison Avenue, New York, New York 10010. James Niedel is a consultant to the Sprout Group division of Credit Suisse First Boston Private Equity, Inc., a subsidiary of CSFB-USA. Dr. Phillipe O. Chambon is a managing director of DLJCC. Sprout IX, SEF and DLJCC are collectively referred to as the "Purchasers." The Purchasers, Associates IX, and DLJCA IX are collectively referred to as the "CSFB Entities."

          The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both ("Managed Accounts"). The Reporting Person, CSFBI, CSFB-USA and CSFB LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts. In addition, the Reporting Person, CSFBI, CSFB-USA and DLJCC may be deemed to beneficially own 25,000 Shares subject to options that are currently exercisable or exercisable within 60 days held by Dr. Chambon and 32,000 Shares and 9,609 New Warrants (as defined below) held by Dr. Niedel. The Reporting Person disclaims beneficial ownership of securities owned by Drs. Chambon and Niedel.

          The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through A-6 attached hereto, each of which is incorporated by reference herein.

          Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

          On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

          CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

          Under the terms of the coordinated settlement:

          o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

          o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

          In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

          The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

          Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

          On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC's violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension form associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

          On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of
Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

          Under the terms of the Global Settlement:

          o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

          o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

          o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110,
               and NYSE Rules 342, 401, 440, 472, and 476. Other Wall Street firms were subject to similar requirements.

Item 3.           Source and Amount of Funds.
                  --------------------------

          On October 31, 2003, pursuant to a stock purchase agreement between the Company and the Purchasers, the Company issued and the Purchasers acquired 10,506,666 shares of Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), and warrants (the "Series D Warrants") to purchase 3,155,155 shares of Series D Preferred Stock at an initial exercise price of $1.50 per share for an aggregate purchase price of $15,759,999 (the "Series D Transaction"). The following chart breaks out the Series D Transaction by Purchaser, showing the amount of Series D Preferred Stock and Series D Warrants acquired by each Purchasing Entity and the aggregate amount (exclusive of commission) paid by each Entity for its indicated preferred stock and warrants:

--------------------------------------------------------------------------------
Purchaser                      Series D         Series D Warrants Purchase Price
                               Preferred Stock
--------------------------------------------------------------------------------
Sprout Capital IX, L.P.              10,443,625         3,136,224 $15,665,437.50
--------------------------------------------------------------------------------
Sprout Entrepreneurs Fund, L.P.          41,158            12,360     $61,737.00
--------------------------------------------------------------------------------
DLJ Capital Corporation                  21,883             6,571     $32,824.50
--------------------------------------------------------------------------------

          The Purchasers purchased the Series D Preferred Stock at price of $1.50 per share, along with the Series D Warrants at an exercise price of $1.50 per warrant.

          Additionally, on October 31, 2003, James Niedel purchased 160,000 shares of the Series D Preferred Stock and 48,048 Series D Warrants at an aggregate price (exclusive of commission) of $240,000. James Niedel purchased the Series D Preferred Stock at a price of $1.50 per share, along with the Series D Warrants at an exercise price of $1.50 per warrant.

          In April 2004, the Series D Warrants were amended to remove the variable pricing features by fixing the exercise price of the Series D Warrants at $1.125 per share.

          In connection with the Company's initial public offering that was consummated on July 28, 2004 (the "IPO"), the Purchasers purchased 200,000 Shares for an aggregate purchase price (exclusive of commission) of $1,500,000. The following chart breaks out this acquisition by Purchaser and the amount paid by such entity for its acquisition.

--------------------------------------------------------------------------------
Purchaser                                    Common Shares       Purchase Price
--------------------------------------------------------------------------------
Sprout Capital IX, L.P.                           198,800         $1,491,000.00
--------------------------------------------------------------------------------
Sprout Entrepreneurs Fund, L.P.                       783             $5,872.50
--------------------------------------------------------------------------------
DLJ Capital Corporation                               417             $3,127.50
--------------------------------------------------------------------------------

          Also in connection with the IPO, all Series D Preferred Stock held by the Purchasers was converted on a five-for-one basis into 2,101,332 Shares, and the Series D Warrants held by the Purchasers were converted on a five-for-one basis into warrants (the "New Warrants") to purchase 631,030 Shares at an exercise price of $5.625 per Share.

          Additionally, in connection with the IPO, 160,000 shares of the Series D Preferred Stock held by James Niedel were converted on a five-for-one basis into 32,000 Shares and 48,048 Series D Warrants held by James Niedel were converted on a five-for-one basis into New Warrants to purchase 9,609 Shares at an exercise price of $5.625 per Share. The Reporting Person disclaims beneficial ownership of all Shares and New Warrants owned by Dr. Niedel.

          The shares held by Dr. Chambon discussed above were received by Dr. Chambon in connection with his services as a member of the Board of Directors of the Company.

          The funds used by the Purchasers to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.           Purpose of the Transaction.
                  --------------------------

          The Purchasers made their purchases from the Series D Transaction and subsequent purchase in connection with the IPO for investment purposes and, through representation on the Company's board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Company and the Purchasers' investment.

          CSFB LLC has acquired 900 Shares as part of statistical trading strategies.

          The Purchasers and CSFB LLC intend to optimize the value of their investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Purchasers may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

          Except as set forth herein, each of the Reporting Person and the Purchasers has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

          (a) As of July 28, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 2,932,362 Shares, consisting of (i) 2,287,525 Shares held directly by Sprout IX, (ii) 9,014 Shares held directly by SEF, (iii) 4,793 Shares held by DLJCC, (iv) 627,244 New Warrants held directly by Sprout IX, (v) 2,472 New Warrants held directly by SEF and (vi) 1,314 New Warrants held directly by DLJCC.

          In addition, as of July 28, 2004, Dr. Chambon held 25,000 Shares subject to options that were currently exercisable or exercisable within 60 days, and Dr. Niedel held 32,000 Shares and 9,609 New Warrants. The Reporting Person disclaims beneficial ownership of securities owned by Drs. Chambon and Niedel.

          Accordingly, the Reporting Person may be deemed to beneficially own 13.8% of the outstanding Shares on such date based on fully-diluted common shares then outstanding.

          As of May 17, 2005, the Reporting Person may be deemed to own beneficially an aggregate of 2,933,262 Shares, consisting of (i) 2,287,525 Shares held directly by Sprout IX, (ii) 9,014 Shares held directly by SEF, (iii) 4,793 Shares held by DLJCC, (iv) 900 Shares held directly by CSFB LLC, (v) 627,244 New Warrants held directly by Sprout IX, (vi) 2,472 New Warrants held directly by SEF and (vii) 1,314 New Warrants held directly by DLJCC.

          In addition, as of May 17, 2005, Dr. Chambon held 25,000 Shares subject to options currently exercisable or exercisable within 60 days, and Dr. Niedel held 32,000 Shares and 9,609 New Warrants. The Reporting Person disclaims beneficial ownership of securities owned by Drs. Chambon and Niedel.

          Accordingly, the Reporting Person may be deemed to beneficially own 13.8% of the outstanding Shares on such date based on fully-diluted common shares outstanding.

          To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached hereto, beneficially owns any additional Shares.

          (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and the CSFB Entities.

          (c) Schedule B, which is incorporated herein by reference, sets forth the transactions, other than those described in Item 3, in the Shares effected by the Reporting Person and its subsidiaries during the period beginning May 28, 2004 and ending May 17, 2005, inclusive.

          (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, or the CSFB Entities.

          (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  ---------------------------------------------------------
                  with Respect to Securities of the Issuer.
                  ----------------------------------------

         Investor Rights Agreement

             Under the terms of the Third Amended and Restated Investor
Rights Agreement between the Company and the Purchasers, entered into as of October 31, 2003 (the "Investor Rights Agreement") and in connection with the Series D Transaction, the Purchasers were granted certain registration rights which include: (i) an unlimited number of piggyback registration rights that require the Company to register sales of the Purchasers' shares when it undertakes a public offering, other than the IPO, subject to the discretion of the managing underwriter of the offering to decrease the amount that the Purchasers may register; (ii) two demand registration rights that the Purchasers may exercise no sooner than six months after the IPO, if a defined percentage of the holders of registration rights request registration of shares with an aggregate offering price of at least $5.0 million, subject to the discretion of the Company's board of directors to delay the registration in specified circumstances; and (iii) an unlimited number of rights (but only one per 12-month period) to require the Company to register sales of shares of its Shares on Form S-3, which the Purchasers may exercise if it requests registration of the sale of more than $1.0 million of Shares following the time the Company first qualifies for the use of such form of registration with the Securities and Exchange Commission.

Item 7.           Material to be filed as Exhibits.
                  --------------------------------

          A copy of the Investor Rights Agreement is attached hereto as Exhibit 99-1 and is incorporated herein by reference.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: May 17, 2005

                                         CREDIT SUISSE FIRST BOSTON, on behalf
                                         of the CREDIT SUISSE FIRST BOSTON
                                         BUSINESS UNIT.

                                         By:    /s/ Ivy B. Dodes
                                             ---------------------------------
                                             Name:  Ivy B. Dodes
                                             Title: Managing Director

                                  SCHEDULE A-1

                   EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.


Name                              Business Address                Title                                         Citizenship
-----------------------           ---------------------------     ----------------------------                  ---------------

Brady W. Dougan                   Eleven Madison Avenue           Chief Executive Officer                       United States
                                  New York, NY 10010
                                  USA


Paul Calello                      Eleven Madison Avenue           Chairman and Chief Executive Officer          United States
                                  New York, NY 10010              of the Asia-Pacific Region
                                  USA


Marc D. Granetz                   Eleven Madison Avenue           Co-Head of the Global Corporate and           United States
                                  New York, NY  10010             Investment Banking Division
                                  USA                             and Head of the Global
                                                                  Mergers and Acquisition Group

Brian D. Finn                     Eleven Madison Avenue           President                                     United States
                                  New York, NY 10010
                                  USA


Tony Ehinger                      Eleven Madison Avenue           Co-Head of the Equity Division                United States
                                  New York, NY  10010
                                  USA

John S. Harrison                  Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


James P. Healy                    Eleven Madison Avenue           Head of the Fixed Income Division             United States
                                  New York, NY 10010
                                  USA

Michael E. Kenneally              Eleven Madison Avenue           Chairman and Global Chief Executive           United States
                                  New York, NY 10010              Officer of CSAM
                                  USA

James E. Kreitman                 Eleven Madison Avenue           Co-Head of the Equity Division                United States
                                  New York, NY 10010
                                  USA


Gary G. Lynch                     Eleven Madison Avenue           Executive Vice Chairman and Global            United States
                                  New York, NY 10010              General Counsel
                                  USA


Neil Moskowitz                    Eleven Madison Avenue           Chief Financial Officer                       United States
                                  New York, NY  10010
                                  USA

Eileen K. Murray                  Eleven Madison Avenue           Head of Global Technology, Operations         United States
                                  New York, NY 10010              and Product Control
                                  USA


Adebayo O. Ogunlesi               Eleven Madison Avenue           Executive Vice Chairman and Chief             Nigeria
                                  New York, NY 10010              Client  Officer
                                  USA


Joanne Pace                       Eleven Madison Avenue           Global Head of Human Resources                United States
                                  New York, NY 10010
                                  USA


Michael Philipp                   One Cabot Square                Chairman and Chief Executive                  United States
                                  London E14 4QJ                  Officer of CSFB Europe,
                                  United Kingdom                  Middle East and Africa

Richard E. Thornburgh             Eleven Madison Avenue           Executive Vice Chairman                       United States
                                  New York, NY 10010
                                  USA


Eric M. Varvel                    Eleven Madison Avenue           Co-Head of Global Corporate and               United States
                                  New York, NY 10010              Investment Banking
                                  USA


                                  SCHEDULE A-2

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
-----------------------           ---------------------------     ----------------------------                  ---------------

Brady W. Dougan                   Eleven Madison Avenue           Board Member, President and Chief             United States
                                  New  York, NY 10010             Executive Officer
                                  USA


Neil Moskowitz                    Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New York, NY 10010
                                  USA


Eileen K. Murray                  Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New  York, NY 10010
                                  USA


Frank J. DeCongelio               Eleven Madison Avenue           Bank Account Officer                          United States
                                  New York, NY 10010
                                  USA


D. Wilson Ervin                   Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA


Gary G. Lynch                     Eleven Madison Avenue           Managing Director and General Counsel         United States
                                  New York, NY 10010
                                  USA


Robert C. O'Brien                 Eleven Madison Avenue           Managing Director and Chief Credit Officer    United States
                                  New York, NY 10010
                                  USA


Adebayo O. Ogunlesi               Eleven Madison Avenue           Managing Director                             Nigeria
                                  New  York, NY 10010
                                  USA


Carlos Onis                       Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


Neil Radey                        Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


Jeffrey H. Salzman                Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


Lewis H. Wirshba                  Eleven Madison Avenue           Managing Director and Treasurer               United States
                                  New York, NY 10010
                                  USA


Paul C. Wirth                     Eleven Madison Avenue           Managing Director and Chief Accounting        United States
                                  New York, NY 10010              Officer and Controller
                                  USA



                                  SCHEDULE A-3

   EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.


Name                              Business Address                Title                                         Citizenship
-----------------------           ---------------------------     ----------------------------                  ---------------

Brady W. Dougan                   Eleven Madison Avenue           Board Member, President and Chief             United States
                                  New  York, NY 10010             Executive Officer
                                  USA


Neil Moskowitz                    Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New York, NY 10010
                                  USA


Eileen K. Murray                  Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New  York, NY 10010
                                  USA


Luther L. Terry, Jr.              Eleven Madison Avenue           Managing Director                             United States
                                  New  York, NY 10010
                                  USA


Frank J. DeCongelio               Eleven Madison Avenue           Managing Director and Bank Account Officer    United States
                                  New York, NY 10010
                                  USA


John A. Ehinger                   Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


D. Wilson Ervin                   Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


Andrew B. Federbusch              Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


James P. Healy                    Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


James E. Kreitman                 Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


Gary G. Lynch                     Eleven Madison Avenue           Managing Director and General Counsel         United States
                                  New York, NY 10010
                                  USA


Elizabeth W. Millard              Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue           Chief Credit Officer                          United States
                                  New York, NY 10010
                                  USA


Adebayo O. Ogunlesi               Eleven Madison Avenue           Managing Director                             Nigeria
                                  New  York, NY 10010
                                  USA


JoAnne Pace                       Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Neil Radey                        Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


Jeffrey H. Salzman                Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA


Lewis H. Wirshba                  Eleven Madison Avenue           Managing Director and Treasurer               United States
                                  New York, NY 10010
                                  USA


David C. Fisher                   Eleven Madison Avenue           Chief Financial and Accounting Officer        United States
                                  New York, NY 10010
                                  USA



                                 SCHEDULE A-4

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
-----------------------           ---------------------------     ----------------------------                  ---------------

Brady Dougan                      Eleven Madison Avenue           Board Member, President and Chief             United States
                                  New  York, NY 10010             Executive Officer
                                  USA

John A. Ehinger                   Eleven Madison Avenue           Board Member                                  United States
                                  New York, NY 10010
                                  USA


James P. Healy                    Eleven Madison Avenue           Board Member                                  United States
                                  New York, NY 10010
                                  USA


Frank J. DeCongelio              Eleven Madison Avenue            Managing Director, Head of                    United States
                                 New York, NY 10010               Operations and Bank Account Officer
                                 USA


Gary G. Lynch                    Eleven Madison Avenue            Managing Director and General                 United States
                                 New York, NY 10010               Counsel
                                 USA


Paul J. O'Keefe                  Eleven Madison Avenue            Chief Financial Officer                       United States
                                 New York, NY 10010
                                 USA


Lewis H. Wirshba                 Eleven Madison Avenue            Treasurer                                     United States
                                 New York, NY 10010
                                 USA

                                  SCHEDULE A-5

           EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                           Citizenship
-----------------------           ---------------------------     ----------------------------    ---------------


Raymond M. Disco                  Eleven Madison Avenue           Board Member and Treasurer      United States
                                  New York, NY 10010
                                  USA

Robert Finzi                      Sprout-Menlo Park               Board Member and Co-Chairman    United States
                                  2400 Hanover St.
                                  Palo Alto, CA
                                  94304, USA

Janet A. Hickey                   One Madison Avenue              Board Member and Co-Chairman    United States
                                  New York, NY
                                  10010, USA

Nicole S. Arnaboldi               Eleven Madison Avenue           Managing Director               United States
                                  New York, NY 10010 USA

Philippe O. Chambon               One Madison Avenue              Managing Director               French
                                  New York, NY
                                  10010, USA

Jeani Delagardelle                3000 Sand Hill Road             Managing Director               United States
                                  Building 3
                                  Menlo Park, CA
                                  940245, USA

Kathleen LaPorte                  3000 Sand Hill Road             Managing Director               United States
                                  Building 3
                                  Menlo Park, CA
                                  940245, USA

Ronald M. Hunt                    One Madison Avenue              Director                        United States
                                  New York, NY
                                  10010, USA

Vijay Lathi                       3000 Sand Hill Road             Director                        United States
                                  Building 3
                                  Menlo Park, CA
                                  940245, USA

Wayne Nemeth                      One Madison Avenue              Director                        United States
                                  New York, NY
                                  10010, USA

George R. Hornig                  Eleven Madison Avenue           President                       United States
                                  New York, NY
                                  10010 USA

Lori Russo                        Eleven Madison Avenue
                                  New York, NY                    Secretary                       United States
                                  10010, USA

Frank J. DeCongelio               Eleven Madison Avenue           Vice President and              United States
                                  New York, NY 10010              Bank Account Officer
                                  USA

Ivey B. Dodes                     Eleven Madison Avenue           Vice President                  United States
                                  New York, NY 10010
                                  USA

Edward S. Nadel                   Eleven Madison Avenue           Vice President                  United States
                                  New York, NY 10010
                                  USA

William L. Spiro                  Eleven Madison Avenue           Vice President and              United States
                                  New York, NY 10010              Assistant Treasurer
                                  USA

Kenneth J. Lohsen                 Eleven Madison Avenue           Vice President                  United States
                                  New York, NY 10010
                                  USA

John S. Ficarra                   Eleven Madison Avenue           Vice President                  United States
                                  New York, NY 10010
                                  USA

Thomas Prevost                    Eleven Madison Avenue           Vice President and              United States
                                  New York, NY 10010              Director of Taxes
                                  USA

Amy M. Yeung                      Eleven Madison Avenue           Vice President                  United States
                                  New York, NY 10010
                                  USA

Mina Yu                           Eleven Madison Avenue           Vice President                  United States
                                  New York, NY 10010
                                  USA

Craig L. Slutzkin                 One Madison Avenue
                                  New York, NY                    Vice President                  United States
                                  10010, USA


                                  SCHEDULE A-6

       EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                             Citizenship
-----------------------           ---------------------------     ----------------------------      ---------------


George R. Hornig                  Eleven Madison Avenue           Board Member and President        United States
                                  New York, NY 10010 USA

Robert Finzi                      Sprout-Menlo Park               Board Member and Vice President   United States
                                  2400 Hanover Street
                                  Palo Alto, CA
                                  94304, USA



Janet A. Hickey                   One Madison Avenue              Board Member and Vice President   United States
                                  New York, NY
                                  10010, USA



Philippe O. Chambon               One Madison Avenue              Vice President                    French
                                  New York, NY
                                  10010, USA



Lori Russo                        Eleven Madison Avenue           Secretary                         United States
                                  New York, NY
                                  10010, USA



Craig L. Slutzkin                 One Madison Avenue              Vice President                    United States
                                  New York, NY
                                  10010, USA



Thomas Prevost                    Eleven Madison Avenue           Vice President and                United States
                                  New York, NY                    Director of Taxes
                                  10010, USA



Amy M. Yeung                      Eleven Madison Avenue           Vice President                    United States
                                  New York, NY
                                  10010, USA



                                   Schedule B

                  The following table lists all trades effected by the Reporting Person through NASDAQ in the Company's Shares, other than those transactions described in Item 3 of the Statement, between May 28, 2004 and May 17, 2005.



 Entity         Purchases        Sales       Price ($)         Trade Date
 ------         ---------        -----       ---------         ----------

 CSFB LLC       2,900                        $7.54             7/29/04

 CSFB LLC       9,000                        $7.54             7/29/04

 CSFB LLC       200                          $7.54             7/29/04

 CSFB LLC                       11,200       $7.50             7/30/04